Exhibit 3.1
Exhibit 3.1 — Text of amendment to the Company’s Bylaws
Insert the following as a new provision under Article 2.7:
“The corporation may have, at the discretion of the Board of Directors, an Executive Chairman of the Board. The Executive Chairman shall, if one is designated by the Board of Directors and if present, preside at all meetings of the stockholders and of the Board of Directors, assist the directors and the senior officers of the corporation in the formulation of the strategy and policies of the corporation, shall be available to the officers for consultation and advice, and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors. The Executive Chairman, if so designated by the Board, shall not be considered an officer of the corporation.”